Consent of Independent Registered Public Accounting Firm

The Board of Directors
Calvert Variable Series, Inc.:

We consent to the use of our report, incorporated herein by reference, dated February 20, 2009, with respect to the financial statements of the Ameritas Core Strategies Portfolio, Ameritas Mid-Cap Growth Portfolio, Ameritas Mid-Cap Value Portfolio, Ameritas Small Capitalization Portfolio, Ameritas Small Company Equity Portfolio, Ameritas Money Market Portfolio, Calvert Social Mid Cap Growth Portfolio, Calvert Social International Equity Portfolio, Calvert Social Balanced Portfolio, Calvert Social Equity Portfolio and Calvert Income Portfolio, each a series of Calvert Variable Series, Inc., as of December 31, 2008 and to the references to our firm under the heading "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm and Custodian" in the Statement of Additional Information.

/s KPMG LLP

Philadelphia, Pennsylvania
April 28, 2009